HAECO

Stock code: 00044





Hong Kong Aircraft Engineering Company Limited

2006 INTERIM REPORT

SWIRE

HIGHLIGHTS

	Six months ended 30th June 2006	Six months ended 30th June 2005	Year ended 31st December 2005
(in HK$ Million)			
Turnover	**1,838**	1,481	3,121
Net operating profit	**386**	256	508
Share of after-tax results of jointly controlled companies			
– Hong Kong Aero Engine Services Limited	**125**	100	229
– Other jointly controlled companies	**24**	17	38
Profit attributable to the Company's shareholders	**398**	289	618
Net cash generated from operating activities	**449**	281	843
Net cash inflow before financing activities	**251**	17	575
Total equity	**4,382**	3,815	4,098
(number of shares in '000)			
Average number of shares in issue	**166,325**	166,325	166,325
(in HK$)			
Earnings per share attributable to the Company's shareholders (basic and diluted)	**2.39**	1.74	3.72
Dividends per share	**0.65**	0.50	1.60
Special dividend per share	**2.50**	–	–
Equity attributable to the Company's shareholders per share	**22.43**	19.66	21.12

Note: In April 2006, the Group acquired an additional 2% interest in Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") increasing its shareholding to 56.55%.

Contents

DESIGN: FORMAT LIMITED www.format.com.hk

This interim report is printed on paper that is 100% chlorine-free, with 50% regenerated fibre and pulp from commercially managed forest.

CONSOLIDATED RESULTS

Profit attributable to the Company's shareholders for the first half of 2006 was HK$398 million. This is a 38% increase over that of the prior year and is driven primarily by growth of heavy maintenance operations in Hong Kong and Xiamen.

Your Directors have declared an interim dividend of HK$0.65 per share (2005: HK$0.50) together with a special dividend of HK$2.50 per share representing cash surplus to immediate requirements. Both dividends are payable on 26th September 2006 to shareholders registered at the close of business on 15th September 2006. The share register will be closed from 11th to 15th September 2006, both dates inclusive.

OPERATIONS

The Group is running its current facilities at near to full capacity. It is making good progress in expanding its operations:

- Taikoo (Xiamen) Aircraft Engineering Company Limited's ("TAECO") fourth hangar, which opened at the start of this year, is already well utilised and the construction of its fifth hangar is on track to open in mid 2007. A sixth hangar is also to be constructed with an opening planned by the end of 2008. HAECO acquired an additional 2% of the equity of TAECO in April 2006 to bring its interest to 56.55%.
- HAECO's second hangar at Hong Kong International Airport is scheduled to open at the end of 2006. The Company has also reached agreement with the Hong Kong Airport Authority to lease additional land and, subject to certain conditions, extend its franchise from 2031 to 2036. This will allow it to build an additional double bay hangar which is planned to start operation in the first half of 2009.
- Hong Kong Aero Engine Services Limited's ("HAESL") engine-build workshop extension will open in the second half of 2007.
- HAECO and TAECO are working with the Guangdong Airport Management Corporation on a feasibility study for providing maintenance at Guangzhou's Baiyun Airport.

Staff are being recruited and trained to match this expansion.

PROSPECTS

Demand for the Group's services remains firm and I expect that our facilities will continue to be well utilised during the second half of the year.

David Turnbull
Chairman
Hong Kong, 8th August 2006

The Company's profit attributable to shareholders comprises:

	Six months ended 30th June		
	2006 HK$M	2005 HK$M	Change
HAECO Hong Kong operations	143	118	21%
Share of:			
TAECO	110	56	96%
HAESL	126	100	26%
Other jointly controlled companies	19	15	27%
	398	289	38%

HAECO HONG KONG OPERATIONS

HAECO's Hong Kong operations comprise heavy maintenance in hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport and component overhaul at Tseung Kwan O, plus inventory technical management.

Line maintenance movements handled grew by 3% over the first half of 2005 with an average of 245 aircraft per day.

Heavy maintenance had a busy first half with manhours sold increasing by 9% over the first half of 2005 to 0.89 million manhours. 62% of the work was from non Hong Kong based carriers.

Component repair activity at the Tseung Kwan O facility totalled 0.12 million manhours, in line with last year.

HAECO's inventory management service continues to expand with HK$186 million assets under management supporting 27 aircraft at the end of June 2006.

Construction of HAECO's second hangar at Hong Kong International Airport is progressing towards completion at the end of the year. HAECO has entered into an agreement with the Hong Kong Airport Authority to lease an additional 26,550 square metres of land, sufficient to provide for a third and fourth hangar. Construction of the third hangar, which will accommodate two wide-bodied aircraft, is planned to start in 2007 and be completed in early 2009. No decision has been made on the timing of a fourth hangar. The agreement with the Hong Kong Airport Authority also, subject to certain conditions, extends HAECO's franchise from 2031 to 2036.

TAIKOO (XIAMEN) AIRCRAFT ENGINEERING COMPANY LIMITED

Heavy maintenance manhours sold by TAECO increased by 46% over prior year to 1.75 million due to strong demand and the addition of a fourth double bay hangar. The second and third lines of Boeing 747-400 passenger aircraft to freighter conversions were started during the period. These three lines will run for at least five years, given the expected demand for Boeing 747-400 conversions.

Line maintenance operations in Xiamen, Shanghai and Beijing continued to expand, with aircraft handled averaging 37 per day.

Construction work on the fifth hangar is on track for opening in mid 2007. A sixth hangar has recently been approved in light of the continued demand from long-term customers for heavy maintenance and it is expected that this will open by the end of 2008.

ENGINE OVERHAUL

Hong Kong Aero Engine Services Limited ("HAESL") (45% owned) and its associate, Singapore Aero Engine Services Pte. Limited (9% owned), achieved good results for the period due to both higher work volume and a more favourable work mix.

HAESL has committed HK$85 million to expand the capacity of its engine build workshop facilities. The new facility is planned to open in late 2007.

JOINTLY CONTROLLED COMPANIES

Jointly controlled companies in Mainland China and Hong Kong performed satisfactorily during the period.

ENVIRONMENT

The Group continues to monitor closely the impact of its operations on the environment and make every effort to reduce the extent of this impact. Details of this activity are in its environmental report on its website. The Company has received an energy efficiency award from the Hong Kong Government.

STAFF

The change in the Group's headcount during the period was:

	30th June 2006	31st December 2005	Change
HAECO	3,819	3,757	2%
TAECO	3,410	2,945	16%
HAESL	764	750	2%
Other jointly controlled companies in which HAECO and TAECO own more than 20%	755	731	3%
	8,748	8,183	7%

FINANCIAL REVIEW

NET ASSETS

The Group's non-current net assets increased from HK$3,495 million to HK$3,690 million mainly due to capital expenditure of HK$286 million offset by HK$113 million depreciation and amortisation. The capital expenditure was primarily on the fifth hangar in Xiamen and second hangar in Hong Kong. The Group's net current assets, excluding liquid funds, remained low at HK$74 million (31st December 2005 HK$45 million).

NET LIQUID FUNDS AND FINANCING

The Group's deposits and net cash equivalents totalled HK$942 million at 30th June 2006. The Group is generating cash at a rate in excess of its current reinvestment commitments and surplus funds are being returned to shareholders by way of a special dividend.

CURRENCY FLUCTUATIONS

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure and US dollar income. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and use of forward exchange contracts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2006 – unaudited

	Note	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 (restated) HK$M	Year ended 31st December 2005 HK$M
Turnover	4	1,838	1,481	3,121
Operating expenses:				
Staff remuneration and benefits		(778)	(676)	(1,425)
Cost of direct material and job expenses		(415)	(316)	(680)
Depreciation and amortisation		(113)	(93)	(202)
Insurance and utilities		(55)	(51)	(107)
Operating lease rentals – land and buildings		(31)	(26)	(53)
Repairs and maintenance		(43)	(31)	(81)
Other operating expenses		(31)	(33)	(72)
Operating profit	4	372	255	501
Net finance income	5	14	1	7
Net operating profit		386	256	508
Share of after-tax results of jointly controlled companies	9	149	117	267
Profit before taxation		535	373	775
Taxation	6	(45)	(34)	(65)
Profit for the period		490	339	710
Attributable to:				
The Company's shareholders		398	289	618
Minority interests		92	50	92
		490	339	710
Dividends				
Interim		108	83	83
Final – proposed		–	–	183
Special		416	–	–
		524	83	266

	Note	HK$	HK$	HK$
Earnings per share attributable to the Company's shareholders (basic and diluted)	7	2.39	1.74	3.72

	2006 Interim HK$	2005 Interim HK$	2005 Final HK$	2005 Total HK$
Dividends per share	0.65	0.50	1.10	1.60
Special dividend per share	2.50	0.00	0.00	0.00

CONSOLIDATED BALANCE SHEET

at 30th June 2006 – unaudited

	Note	30th June 2006 HK$M	31st December 2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	2,602	2,442
Leasehold land and land use rights	8	206	192
Intangible assets	8	5	6
Jointly controlled companies	9	700	671
Retirement benefit assets	10	169	177
Deferred tax assets		8	7
		3,690	3,495
Current assets			
Stocks of aircraft parts		80	78
Work in progress		186	88
Debtors and prepayments	11	378	464
Amounts due from jointly controlled companies		16	13
Deposits maturing after three months		83	86
Short-term deposits and bank balances		957	809
Derivative financial instruments		2	–
		1,702	1,538
Current liabilities			
Creditors and accruals	11	553	578
Amounts due to jointly controlled companies		1	3
Short-term bank loans		98	18
Taxation		32	17
		684	616
Net current assets		1,018	922
Total assets less current liabilities		4,708	4,417
Non-current liabilities			
Receipt in advance		117	122
Deferred tax liabilities		209	197
		326	319
NET ASSETS		4,382	4,098
Equity attributable to the Company's shareholders:			
Share capital	12	166	166
Reserves	13	3,565	3,346
		3,731	3,512
Minority interests		651	586
TOTAL EQUITY		4,382	4,098

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2006 – unaudited

	Six months ended 30th June 2006 HK$M	2005 HK$M	Year ended 31st December 2005 HK$M
Operating activities			
Cash generated from operations	456	293	867
Interest paid	(1)	(4)	(7)
Interest received	15	5	13
Taxation paid	(21)	(13)	(30)
Net cash generated from operating activities	449	281	843
Investing activities			
Purchase of property, plant and equipment	(294)	(299)	(546)
Sale of property, plant and equipment	2	–	–
Acquisition of additional interest in a subsidiary company	(27)	–	–
Loans advanced to a jointly controlled company	–	–	(3)
Loan repaid by a jointly controlled company	7	–	–
Dividends received from jointly controlled companies	112	50	318
Net increase in short-term deposits maturing after three months	2	(15)	(37)
Net cash (used in)/generated from investing activities	(198)	(264)	(268)
Net cash inflow before financing activities	251	17	575
Financing activities			
Repayment of term loans	(50)	(3)	(100)
Drawing of bank loans	130	43	18
Dividends paid to the Company's shareholders	(183)	(128)	(211)
Net cash used in financing activities	(103)	(88)	(293)
Net increase in cash and cash equivalents	148	(71)	282
Cash and cash equivalents at 1st January	809	527	527
Cash and cash equivalents at end of the period	957	456	809

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2006 – unaudited

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Total equity at 1st January	**4,098**	3,604	3,604
Exchange differences and net expenses recognised directly in equity	**2**	–	(5)
Profit for the period	**490**	339	710
Total recognised income for the period	**492**	339	705
Dividends paid to the Company's shareholders	**(183)**	(128)	(211)
Dividends paid to minority interests	**–**	–	–
Acquisition of additional interest in a subsidiary company	**(26)**	–	–
Fair value gains/(losses), net of tax	**1**	–	–
Total equity at end of the period	**4,382**	3,815	4,098
Total recognised income for the period attributable to:			
The Company's shareholders	**398**	289	618
Minority interests	**92**	50	92
	490	339	710

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) The unaudited consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2005 annual accounts with the addition of certain new standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and effective as at the time of preparing this information. These are:

HKAS 19 (amended 2005) "Actuarial Gains and Losses, Group Plans and Disclosures"

HKAS 39 (amended 2005) "Cashflow Hedge Accounting of Forecast Intragroup Transactions"

HKAS 39 (amended 2005) "The Fair Value Options"

HKAS 39 and HKFRS 4 (amended 2005) "Financial Guarantee Contracts"

HKFRS-Int 4 (amended 2005) "Determining whether an Arrangement contains a Lease"

The adoption of such standards or interpretations does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the first half of 2006.

(b) Certain comparative amounts have been reclassified to conform to the current year's presentation. The change relates to a more meaningful reclassification among operating expense categories.

(c) The consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). This consolidated financial information should be read in conjunction with the 2005 annual financial statements.

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

3. MANAGEMENT OF FINANCIAL RISK FACTORS

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

4. SEGMENTAL INFORMATION

The Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have other significant activity so no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 9.

Reporting by geographical segment:

	Operating principally in Hong Kong			Operating in Mainland China			Inter-segment elimination			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M
Turnover	**1,192**	1,077	2,260	**689**	437	928	**(43)**	(33)	(67)	**1,838**	1,481	3,121
Operating profit	**152**	141	300	**220**	114	201				**372**	255	501
Net finance income/ (charges)	**14**	(1)	3	**–**	2	4				**14**	1	7
Share of after-tax results of jointly controlled companies	**136**	109	248	**13**	8	19				**149**	117	267
Profit before taxation	**302**	249	551	**233**	124	224				**535**	373	775
Profit for the period	**278**	227	504	**212**	112	206				**490**	339	710
Profit attributable to the Company's shareholders	**278**	227	504	**120**	62	114				**398**	289	618

Analysis of net assets and equity of the Group by geographical segment:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	30th June 2006 HK$M	31st December 2005 HK$M	**30th June 2006 HK$M**	31st December 2005 HK$M	**30th June 2006 HK$M**	31st December 2005 HK$M	**30th June 2006 HK$M**	31st December 2005 HK$M
Jointly controlled companies	**615**	599	**85**	72	**–**	–	**700**	671
Other assets	**2,976**	2,962	**1,764**	1,439	**(48)**	(39)	**4,692**	4,362
Long-term loan	**–**	–	**–**	–	**–**	–	**–**	–
Other liabilities	**(731)**	(773)	**(327)**	(201)	**48**	39	**(1,010)**	(935)
Net assets	**2,860**	2,788	**1,522**	1,310	**–**	–	**4,382**	4,098
Equity attributable to the Company's shareholders	**2,855**	2,783	**876**	729	**–**	–	**3,731**	3,512
Minority interests	**5**	5	**646**	581	**–**	–	**651**	586
Total equity	**2,860**	2,788	**1,522**	1,310	**–**	–	**4,382**	4,098

5. NET FINANCE INCOME/(CHARGES)

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Finance income	**15**	5	14
Interest expense:			
Short-term bank loans	**(1)**	–	(1)
Long-term loan	**–**	(4)	(6)
	14	1	7

6. TAXATION

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Current taxation:			
Hong Kong profits tax	**12**	10	19
Overseas tax	**23**	8	14
	35	18	33
Deferred taxation:			
Decrease/(increase) in deferred tax assets	**(1)**	5	4
Increase in deferred tax liabilities	**11**	11	28
	45	34	65

Provision for Hong Kong profits tax has been made by the Company of HK$12 million for the period ended 30th June 2006 (30th June 2005: HK$10 million; 31st December 2005: HK$19 million). Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$27 million for the period ended 30th June 2006 (30th June 2005: HK$22 million; 31st December 2005: HK$48 million).

7. EARNINGS PER SHARE (BASIC AND DILUTED)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2006 of HK$398 million (30th June 2005: HK$289 million; 31st December 2005: HK$618 million) and to the weighted average 166,324,850 (30th June 2005: 166,324,850; 31st December 2005: 166,324,850) ordinary shares in issue during the period.

8. PROPERTY, PLANT AND EQUIPMENT, LEASEHOLD LAND AND LAND USE RIGHTS AND INTANGIBLE ASSETS

	Property, plant and equipment HK$M	Leasehold land and land use rights HK$M	Intangible assets – computer software HK$M
Net book value:			
At 31st December 2005	2,442	192	6
Additions and transfers	277	17	–
Disposals	(8)	–	–
Depreciation and amortisation	(109)	(3)	(1)
At 30th June 2006	2,602	206	5

9. JOINTLY CONTROLLED COMPANIES

Share of the financial results and positions of the jointly controlled companies for the period ended and at 30th June 2006 are as follows:

	HAESL			Others			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M
Turnover	**1,151**	980	2,124	**115**	89	201	**1,266**	1,069	2,325
Operating expenses	**(1,012)**	(863)	(1,865)	**(88)**	(71)	(159)	**(1,100)**	(934)	(2,024)
Operating profit	**139**	117	259	**27**	18	42	**166**	135	301
Net finance income/ (charges)	**3**	1	5	**–**	–	–	**3**	1	5
Share of after-tax results of jointly controlled companies	**8**	3	9	**–**	–	–	**8**	3	9
Profit before taxation	**150**	121	273	**27**	18	42	**177**	139	315
Taxation	**(25)**	(21)	(44)	**(3)**	(1)	(4)	**(28)**	(22)	(48)
Profit for the period	**125**	100	229	**24**	17	38	**149**	117	267
Dividends paid	**104**	50	299	**8**	–	19	**112**	50	318
Funds employed:									
Non-current assets	**364**	370	361	**92**	92	95	**456**	462	456
Current assets	**522**	529	504	**117**	94	110	**639**	623	614
	886	899	865	**209**	186	205	**1,095**	1,085	1,070
Current liabilities	**(267)**	(180)	(269)	**(98)**	(87)	(101)	**(365)**	(267)	(370)
Non-current liabilities	**(30)**	(32)	(29)	**–**	–	–	**(30)**	(32)	(29)
	589	687	567	**111**	99	104	**700**	786	671
Financed by:									
Shareholders' equity and loans	**589**	687	567	**111**	99	104	**700**	786	671

10. RETIREMENT BENEFITS

Movement in the assets recognised in the balance sheet:

	Six months ended 30th June 2006		
	Local scheme HK$M	Expatriate scheme HK$M	Total HK$M
At 31st December 2005	141	36	177
Increase/(decrease) due to:			
Total expense	(25)	–	(25)
Contributions paid	17	–	17
At 30th June 2006	133	36	169

11. DEBTORS AND CREDITORS

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2006, 94% of debtors (96% as at 31st December 2005) and 99% of creditors (98% as at 31st December 2005) were aged under six months.

12. SHARE CAPITAL

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. As at 30th June 2006, 166,324,850 shares were in issue (31st December 2005: 166,324,850 shares).

13. RESERVES

	Six months ended 30th June 2006				
	Revenue reserve HK$M	Capital redemption reserve HK$M	Exchange reserve HK$M	Cashflow hedge reserve HK$M	Total HK$M
At 31st December 2005	3,331	19	(4)	–	3,346
Profit attributable to the Company's shareholders	398	–	–	–	398
Previous year's final dividend	(183)	–	–	–	(183)
Recognised during the period	–	–	3	1	4
At 30th June 2006	3,546	19	(1)	1	3,565

14. CAPITAL COMMITMENTS FOR PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30th June 2006	
	Group HK$M	Company HK$M
Authorised by Directors but not contracted for	1,023	236
Contracted but not provided for in the accounts	392	267
	1,415	503

Capital commitments are mainly related to construction of the second hangar at the Hong Kong International Airport by the Company, and the fifth and the sixth hangars at Xiamen, Mainland China by TAECO.

15. RELATED PARTY AND CONTINUING CONNECTED TRANSACTIONS

The Group has a number of transactions with its related parties and connected persons. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

		Jointly controlled companies			Related parties other than jointly controlled companies			Total		
		Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	Note	**2006 HK$M**	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M
Revenue from provision of services:										
Line maintenance and total care package charges for AHK Air Hong Kong Limited	a	**–**	–	–	**16**	12	28	**16**	12	28
Cathay Pacific Airways Limited service agreements	a	**–**	–	–	**584**	–	–	**584**	–	–
Other revenue	b	**47**	49	103	**21**	662	1,146	**68**	711	1,249
		47	49	103	**621**	674	1,174	**668**	723	1,277
Purchases:										
Costs payable to John Swire & Sons (H.K.) Limited under services agreement										
– Service fees paid during the period	a				**13**	4	12	**13**	4	12
– Expenses reimbursed at cost	a				**10**	7	16	**10**	7	16
Subtotal subject to reporting cap					**23**	11	28	**23**	11	28
– Change in accrual for service fees					**(1)**	4	9	**(1)**	4	9
– Share of administrative services					**1**	–	2	**1**	–	2
Total					**23**	15	39	**23**	15	39
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited					**2**	2	4	**2**	2	4
Spares purchases from Cathay Pacific Airways Limited					**9**	6	17	**9**	6	17
Other purchases	c	**4**	2	6	**3**	1	3	**7**	3	9
		4	2	6	**37**	24	63	**41**	26	69
Debtors	d	**12**	–	13	**82**	176	137	**94**	176	150
Creditors	d	**1**	–	3	**10**	9	29	**11**	9	32

Notes: a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules.

b. Other revenue includes:
- Revenue from jointly controlled companies mainly came from services to HAESL and included engine component repairs, provisions of building workshop space in Tseung Kwan O and administrative services charged at cost.
- Revenue from other related parties in 2006 comprised mainly inventory management charges for Cathay Pacific Airways Limited. The decrease in other revenue compared to prior year was due to the maintenance contract with Cathay Pacific Airways Limited up to 31st December 2005 pre-dating the current connected party rules and thus being disclosed as "other revenue" in accordance with Chapter 14A of the Listing Rules.

Revenue from other parties comprised mainly maintenance, inventory management and logistics support charges for Cathay Pacific Airways Limited.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. These outstandings are included in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated balance sheet.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

CORPORATE GOVERNANCE

The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2006.

Throughout the accounting period covered by the interim report, the Company has complied with all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

DISCLOSURE OF INTERESTS

Directors' interests

At 30th June 2006, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

Hong Kong Aircraft Engineering Company Limited	Capacity	Number of shares	Percentage of issued capital (%)	Note
The Hon. Sir Michael David Kadoorie (Alternate Director)	Trust	3,782,886	2.27	1
James Seymour Dickson Leach	Personal	124,800	0.08	–
John Robert Gibson	Personal	28,000	0.02	–
David Tong Chi Leung	Personal	20,000	0.01	–

Taikoo (Xiamen) Aircraft Engineering Company Limited	Capacity	Number of shares	Percentage of issued capital (%)	Note
Chan Ping Kit	Controlled corporation	US$830,000 of the registered capital	2.00	2

Notes:

1 The Hon. Sir Michael David Kadoorie is one of the discretionary objects and the founder of a discretionary trust which ultimately holds these shares.

2 The shares are held by Kin Kuen Development Company Limited in which Chan Ping Kit holds a 30% interest.

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2006 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

	Number of shares	Percentage of issued capital (%)	Type of interest (notes)
1. Cathay Pacific Airways Limited	45,649,686	27.45	Beneficial owner
2. Swire Pacific Limited	99,839,503	60.03	Beneficial owner and attributable interest [1]
3. John Swire & Sons Limited	99,839,503	60.03	Attributable interest [2]
4. Marathon Asset Management Limited	14,985,730	9.01	Investment manager

Notes: At 30th June 2006:

(1) Swire Pacific Limited was interested in 54,189,817 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's interest of approximately 46% in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 99,839,503 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 31% of the issued share capital and approximately 53% of the voting rights.

FINANCIAL CALENDAR 2006

Interim Report sent to shareholders	18th August
Shares trade ex-dividend	7th September
Share registers closed	11th – 15th September
Interim and special dividends payable	26th September

REGISTERED OFFICE

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

WEBSITE

http://www.haeco.com

STOCK CODE

Hong Kong Stock Exchange:	00044
Symbol for ADR Code:	HKAEY
CUSIP Reference Number:	438569105

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: http://www.computershare.com.hk

DEPOSITARY

The Bank of New York
ADR Division
22nd Floor, 101 Barclay Street
New York, NY10286
U.S.A.
Tel: 1-888-BNY-ADRs (1-888-269-2377) (Toll free)
Fax: 1-212-571-3050
E-mail: ADR@bankofny.com
Website: http://www.adrbny.com

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

General Manager Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365

二零零六年度財務日誌

中期報告送交各股東	八月十八日
股份除息交易	九月七日
股票過戶手續暫停辦理	九月十一日至十五日
派發中期及特別股息	九月二十六日

註冊辦事處

香港金鐘道八十八號

太古廣場二期三十五樓

網址

http://www.haeco.com

股票代號

香港聯合交易所：	00044
美國預託證券編號：	HKAEY
CUSIP 參考編號：	438569105

股份登記處

香港中央證券登記有限公司

香港皇后大道東一八三號

合和中心四十六樓

網址：http://www.computershare.com.hk

股票托管處

The Bank of New York

ADR Division

22nd Floor, 101 Barclay Street

New York, NY 10286

U.S.A.

電話：1-888-BNY-ADRs (1-888-269-2377)

（美國境內免費電話）

傳真：1-212-571-3050

電郵：ADR@bankofny.com

網址：http://www.adrbny.com

核數師

羅兵咸永道會計師事務所

主要往來銀行

香港上海匯豐銀行有限公司

查詢有關香港飛機工程有限公司的詳情，請聯絡：

香港飛機工程有限公司

公共事務總經理

香港金鐘道八十八號

太古廣場二期三十五樓

電話：(852) 2840-8098

傳真：(852) 2526-9365

主要股東權益及其他權益

根據證券及期貨條例第三百三十六條須設立的股份權益及淡倉權益名冊所載，於二零零六年六月三十日，公司已獲通知主要股東及其他人士於公司的股份持有以下權益：

	股份數目	已發行股本百分比 (%)	權益類別 (附註)
1. 國泰航空有限公司	45,649,686	27.45	實益擁有人
2. 太古股份有限公司	99,839,503	60.03	實益擁有人及應佔權益 [1]
3. 英國太古集團有限公司	99,839,503	60.03	應佔權益 [2]
4. Marathon Asset Management Limited	14,985,730	9.01	投資經理

附註：於二零零六年六月三十日：

(1) 太古股份有限公司作為實益擁有人持有公司54,189,817股股份權益，亦因太古股份有限公司擁有國泰航空有限公司約百分之四十六權益，而被視作持有公司45,649,686股直接由國泰航空公司持有的股份權益；

(2) 因英國太古集團有限公司(「太古」)集團直接或間接擁有太古股份有限公司股份權益，即約百分之三十一已發行股本及約百分之五十三投票權，而太古股份有限公司擁有公司權益，太古及其全資附屬公司香港太古集團有限公司被視作持有公司 99,839,503股股份權益。

企業管治

公司的審核委員會已審閱截至二零零六年六月三十日止六個月的業績。

在中期報告所包括的會計期間內，公司均遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載《企業管治常規守則》（「企業管治守則」）開列的所有守則條文及大部分建議最佳常規。

公司就董事及有關僱員（定義見企業管治守則）進行的證券交易，採納了不低於上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》（「標準守則」）的行為守則。

經特定查詢後，所有董事均確認就中期報告所包括的會計期間有遵從標準守則及公司有關董事證券交易守則所訂的行為守則。

披露權益

董事權益

於二零零六年六月三十日，根據證券及期貨條例第三百五十二條須設立的名冊內所登記，董事在香港飛機工程有限公司及其相關法團（定義見證券及期貨條例第 XV 部）廈門太古飛機工程有限公司的股份中持有以下實益：

香港飛機工程有限公司	持有身份	股份數目	佔已發行股本百分比(%)	附註
米高嘉道理爵士（代董事）	信託	3,782,886	2.27	1
李德信	個人	124,800	0.08	–
紀必信	個人	28,000	0.02	–
唐子樑	個人	20,000	0.01	–

廈門太古飛機工程有限公司	持有身份	股份數目	佔已發行股本百分比(%)	附註
陳炳傑	受控法團	830,000美元註冊資本	2.00	2

附註

1 米高嘉道理爵士是最終持有此等股份的酌情信託的其中一位信託對象及創立人。

2 股份由陳炳傑持有三成權益的建群發展有限公司持有。

除上述外，公司的董事或行政總裁並無在公司或其任何相聯法團（定義見證券及期貨條例第 XV 部）的股份或相關股份及債券中擁有任何實益或非實益的權益或淡倉。

15. 有關連人士及持續關連交易

集團有若干有關連人士交易及關連交易。所有交易均在正常業務程序下進行，其價格及條件與集團其他第三方客戶／供應商所接受／提出並訂約的價格及條件相若。集團的重大及未有在此中期報告其他章節披露的交易總額及結餘摘要如下：

		共控公司			共控公司以外的其他相關人士			總計		
		截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	附註	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元
提供服務所得的收入：										
向香港華民航空有限公司收取的外勤維修費及全責維護全套服務費	a	–	–	–	16	12	28	16	12	28
國泰航空有限公司服務協議	a	–	–	–	584	–	–	584	–	–
其他收入	b	47	49	103	21	662	1,146	68	711	1,249
		47	49	103	621	674	1,174	668	723	1,277
購買項目：										
根據服務協議向香港太古集團有限公司支付的費用										
– 期內所付服務費	a				13	4	12	13	4	12
– 按成本代支費用	a				10	7	16	10	7	16
在符合申報上限規定下的小計					23	11	28	23	11	28
– 服務費應計賬項變動					(1)	4	9	(1)	4	9
– 分擔行政服務					1	–	2	1	–	2
總計					23	15	39	23	15	39
向一家由太古股份有限公司全資擁有的專屬自保保險公司SPACIOM 投保的財產保險					2	2	4	2	2	4
向國泰航空有限公司購買備件					9	6	17	9	6	17
其他購買項目	c	4	2	6	3	1	3	7	3	9
		4	2	6	37	24	63	41	26	69
應收賬項	d	12	–	13	82	176	137	94	176	150
應付賬項	d	1	–	3	10	9	29	11	9	32

附註：a. 此等交易歸入上市規則第14A章「持續關連交易」的定義類別。

b. 其他收入包括：

– 向共控公司提供服務所得的收入主要來自為香港航空發動機維修服務公司提供的服務，包括發動機部件修理、於將軍澳提供建築車間用地，以及按成本收費提供行政服務。

– 二零零六年向其他相關人士提供服務所得的收入，主要為向國泰航空有限公司收取的庫存管理費。與去年比較，其他收入減少是由於與國泰航空有限公司直至二零零五年十二月三十一日的維修合約日期早於現行的關連人士規則，因此根據上市規則第14A章作為「其他收入」披露。

向其他人士提供服務所得的收入主要為向國泰航空有限公司收取的維修費、庫存管理費及物流支援費。

c. 自共控公司購買的服務主要為向香港航空發動機維修服務公司支付的飛機部件大修費用。

d. 此等交易已分別於「綜合資產負債表」的「應收及預付賬項」及「應付及應計賬項」內反映。

10. 退休金福利

已於資產負債表中確認的資產變動：

	截至二零零六年六月三十日止六個月		
	本地僱員計劃 港幣百萬元	海外僱員計劃 港幣百萬元	總計 港幣百萬元
二零零五年十二月三十一日結算	141	36	177
增加/(減少) 原因：			
總開支	(25)	–	(25)
已付供款	17	–	17
二零零六年六月三十日結算	133	36	169

11. 應收及應付賬項

給予客戶的信貸條件不盡相同，一般乃根據其個別的財政能力而定。為應收貿易賬項定期進行信貸評估以減低任何與應收款項有關的信貸風險。

二零零六年六月三十日結算，百分之九十四應收賬項（二零零五年十二月三十一日結算為百分之九十六）及百分之九十九應付賬項（二零零五年十二月三十一日結算為百分之九十八）的賬齡均低於六個月。

12. 股本

在本期內，公司或其附屬公司並無在香港聯合交易所購回、出售或贖回公司股份。二零零六年六月三十日結算，已發行股份數目為166,324,850股（二零零五年十二月三十一日為166,324,850股）。

13. 儲備

	截至二零零六年六月三十日止六個月				
	收益儲備 港幣百萬元	資本贖回儲備 港幣百萬元	匯兌儲備 港幣百萬元	現金流量 對沖儲備 港幣百萬元	總計 港幣百萬元
二零零五年十二月三十一日結算	3,331	19	(4)	–	3,346
公司股東應佔溢利	398	–	–	–	398
上年度末期股息	(183)	–	–	–	(183)
於期內確認	–	–	3	1	4
二零零六年六月三十日結算	3,546	19	(1)	1	3,565

14. 物業、廠房及設備的資本性承擔

	截至二零零六年六月三十日止六個月	
	集團 港幣百萬元	公司 港幣百萬元
經董事局批准但未訂約	1,023	236
經訂約但未在賬項中作準備	392	267
	1,415	503

資本性承擔主要有關公司於香港國際機場興建的第二個機庫，以及由廈門太古飛機工程公司於中國內地廈門興建的第五及第六個機庫。

8. 物業、廠房及設備、租賃土地及土地使用權及無形資產

	物業、廠房及設備 港幣百萬元	租賃土地及土地使用權 港幣百萬元	無形資產 — 電腦軟件 港幣百萬元
賬面淨值：			
二零零五年十二月三十一日結算	2,442	192	6
增置及轉撥	277	17	–
出售	(8)	–	–
折舊及攤銷	(109)	(3)	(1)
二零零六年六月三十日結算	2,602	206	5

9. 共控公司

截至二零零六年六月三十日止期間及於二零零六年六月三十日結算，共控公司的應佔財務業績及財務狀況如下：

	香港航空發動機維修服務公司			其他			總計		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元	**二零零六年 港幣百萬元**	二零零五年 港幣百萬元	二零零五年 港幣百萬元	**二零零六年 港幣百萬元**	二零零五年 港幣百萬元	二零零五年 港幣百萬元
營業總額	**1,151**	980	2,124	**115**	89	201	**1,266**	1,069	2,325
營業開支	**(1,012)**	(863)	(1,865)	**(88)**	(71)	(159)	**(1,100)**	(934)	(2,024)
營業溢利	**139**	117	259	**27**	18	42	**166**	135	301
財務收入/(支出)淨額	**3**	1	5	**–**	–	–	**3**	1	5
應佔共控公司除稅後業績	**8**	3	9	**–**	–	–	**8**	3	9
除稅前溢利	**150**	121	273	**27**	18	42	**177**	139	315
稅項	**(25)**	(21)	(44)	**(3)**	(1)	(4)	**(28)**	(22)	(48)
本期溢利	**125**	100	229	**24**	17	38	**149**	117	267
已付股息	**104**	50	299	**8**	–	19	**112**	50	318
資金運用：									
非流動資產	**364**	370	361	**92**	92	95	**456**	462	456
流動資產	**522**	529	504	**117**	94	110	**639**	623	614
	886	899	865	**209**	186	205	**1,095**	1,085	1,070
流動負債	**(267)**	(180)	(269)	**(98)**	(87)	(101)	**(365)**	(267)	(370)
非流動負債	**(30)**	(32)	(29)	**–**	–	–	**(30)**	(32)	(29)
	589	687	567	**111**	99	104	**700**	786	671
資本來源：									
股東權益及借款	**589**	687	567	**111**	99	104	**700**	786	671

5. 財務收入／(支出)淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元
財務收入	15	5	14
利息支出：			
短期銀行貸款	(1)	–	(1)
長期貸款	–	(4)	(6)
	14	1	7

6. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元
本期稅項：			
香港利得稅	12	10	19
海外稅	23	8	14
	35	18	33
遞延稅項：			
遞延稅項資產減少／(增加)	(1)	5	4
遞延稅項負債增加	11	11	28
	45	34	65

公司已預備港幣一千二百萬元，為截至二零零六年六月三十日止期間的香港利得稅作出準備（二零零五年六月三十日為港幣一千萬元；二零零五年十二月三十一日為港幣一千九百萬元）。香港利得稅乃以本期的估計應課稅溢利按稅率百分之十七點五計算（二零零五年為百分之十七點五）。海外稅則按各司法管轄區所採用的稅率計算。

應佔共控公司除稅後業績已扣除截至二零零六年六月三十日止期間的稅項支出港幣二千七百萬元列述（二零零五年六月三十日為港幣二千二百萬元；二零零五年十二月三十一日為港幣四千八百萬元）。

7. 每股盈利（基本及攤薄）

每股盈利乃根據截至二零零六年六月三十日止期間的公司股東應佔溢利港幣三億九千八百萬元（二零零五年六月三十日為港幣二億八千九百萬元；二零零五年十二月三十一日為港幣六億一千八百萬元）及於該期間內已發行的加權平均股份166,324,850股（二零零五年六月三十日為166,324,850股；二零零五年十二月三十一日為166,324,850股）普通股計算。

4. 分項資料

集團主要於香港及中國內地從事商用飛機大修、改裝及維修業務。由於集團沒有從事其他主要業務，因此並無報告進一步的業務分項資料。集團按地區的財務資料分項分析於下方列述。共控公司的財務摘要於附註9列述。

按地區分項報告：

	主要於香港營運			於中國內地營運			分項之間抵銷			總計		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元
營業總額	1,192	1,077	2,260	689	437	928	(43)	(33)	(67)	1,838	1,481	3,121
營業溢利	152	141	300	220	114	201				372	255	501
財務收入/(支出)淨額	14	(1)	3	–	2	4				14	1	7
應佔共控公司除稅後業績	136	109	248	13	8	19				149	117	267
除稅前溢利	302	249	551	233	124	224				535	373	775
本期溢利	278	227	504	212	112	206				490	339	710
公司股東應佔溢利	278	227	504	120	62	114				398	289	618

集團按地區分項資產淨值及權益的分析：

	主要於香港營運		於中國內地營運		分項之間抵銷		總計	
	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
共控公司	615	599	85	72	–	–	700	671
其他資產	2,976	2,962	1,764	1,439	(48)	(39)	4,692	4,362
長期借款	–	–	–	–	–	–	–	–
其他負債	(731)	(773)	(327)	(201)	48	39	(1,010)	(935)
資產淨值	2,860	2,788	1,522	1,310	–	–	4,382	4,098
公司股東應佔權益	2,855	2,783	876	729	–	–	3,731	3,512
少數股東權益	5	5	646	581	–	–	651	586
權益總額	2,860	2,788	1,522	1,310	–	–	4,382	4,098

1. 編製原則及會計政策

(a) 未經審核的綜合賬目乃以與二零零五年度賬目所採納的主要會計政策一致的基礎編製，並採納下列於編製本報告之時已頒佈及生效的香港財務報告準則若干新訂的準則及詮釋：

香港會計準則第十九號（二零零五年修訂）「精算盈虧，集團界定福利計劃及披露」

香港會計準則第三十九號（二零零五年修訂）「預測集團內交易的現金流量對沖會計」

香港會計準則第三十九號（二零零五年修訂）「公平值期權」

香港會計準則第三十九號及香港財務報告準則第四號（二零零五年修訂）「財務擔保合約」

香港財務報告準則詮釋第四號（二零零五年修訂）「釐定一項安排是否包含租賃」

採納該等準則或詮釋不會對集團的會計政策造成重大改變，對所報告的二零零六年上半年業績亦無重大影響。

(b) 若干比較數字已予重列，以符合本年度的陳述方式。此變動是將營業開支類別更有意義地重新分類。

(c) 綜合賬目乃按照香港會計師公會頒佈的香港會計準則第三十四號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）開列的披露要求編製。本綜合財務資料應連同二零零五年度財務報表一併閱覽。

2. 重要會計估算及判斷

集團在編製賬目的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設，包括物業、廠房及設備的生產壽命及税項的釐定。

3. 財務風險因素的管理

集團業務面臨外匯變動、公平值利率風險、信貸風險及流動資金風險。集團定期對此等風險進行檢討，以確保透過採用遠期合約、期權合約或其他適當的衍生金融工具，將風險對集團財務表現所造成的影響減至最低。集團的政策是採用以上衍生工具僅作財務風險管理用途。

綜合權益變動表

截至二零零六年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元
一月一日結算的權益總額	**4,098**	3,604	3,604
匯兑差額及直接於權益確認的支出淨額	**2**	–	(5)
本期溢利	**490**	339	710
本期已確認收入總額	**492**	339	705
已付予公司股東的股息	**(183)**	(128)	(211)
已付予少數股東權益的股息	**–**	–	–
購入附屬公司額外權益	**(26)**	–	–
扣除税項後的公平值收益/(虧損)	**1**	–	–
期末結算的權益總額	**4,382**	3,815	4,098
應佔本期已確認收入總額：			
公司股東	**398**	289	618
少數股東權益	**92**	50	92
	490	339	710

綜合現金流量表

截至二零零六年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零五年 港幣百萬元
營運業務			
營業產生的現金	**456**	293	867
已付利息	**(1)**	(4)	(7)
已收利息	**15**	5	13
已付税項	**(21)**	(13)	(30)
營運業務產生的現金淨額	**449**	281	843
投資業務			
購買物業、廠房及設備	**(294)**	(299)	(546)
出售物業、廠房及設備	**2**	–	–
收購一家附屬公司額外權益	**(27)**	–	–
予共控公司借款	**–**	–	(3)
共控公司償還借款	**7**	–	–
已收共控公司股息	**112**	50	318
逾三個月定期的短期存款增加淨額	**2**	(15)	(37)
投資業務(所用)/產生的現金淨額	**(198)**	(264)	(268)
融資業務前的現金流入淨額	**251**	17	575
融資業務			
償還長期借款	**(50)**	(3)	(100)
提取銀行貸款	**130**	43	18
已付予公司股東的股息	**(183)**	(128)	(211)
融資業務所用的現金淨額	**(103)**	(88)	(293)
現金及現金等價物增加淨額	**148**	(71)	282
一月一日結算的現金及現金等價物	**809**	527	527
期末結算的現金及現金等價物	**957**	456	809

綜合資產負債表

二零零六年六月三十日結算 — 未經審核

	附註	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
資產及負債			
非流動資產			
物業、廠房及設備	8	2,602	2,442
租賃土地及土地使用權	8	206	192
無形資產	8	5	6
共控公司	9	700	671
退休金資產	10	169	177
遞延税項資產		8	7
		3,690	3,495
流動資產			
飛機零件存貨		80	78
未完工程		186	88
應收及預付賬項	11	378	464
應收共控公司款項		16	13
逾三個月定期存款		83	86
短期存款及銀行結存		957	809
衍生金融工具		2	–
		1,702	1,538
流動負債			
應付及應計賬項	11	553	578
應付共控公司款項		1	3
短期銀行貸款		98	18
税項		32	17
		684	616
流動資產淨值		1,018	922
資產總額減流動負債		4,708	4,417
非流動負債			
預收款項		117	122
遞延税項負債		209	197
		326	319
資產淨值		4,382	4,098
公司股東應佔權益			
股本	12	166	166
儲備	13	3,565	3,346
		3,731	3,512
少數股東權益		651	586
權益總額		4,382	4,098

綜合損益賬

截至二零零六年六月三十日止六個月 — 未經審核

	附註	截至六月三十日止六個月 二零零六年 港幣百萬元	截至六月三十日止六個月 二零零五年 （重列） 港幣百萬元	截至十二月三十一日止年度 二零零五年 港幣百萬元
營業總額	4	1,838	1,481	3,121
營業開支：				
職員薪酬及福利		(778)	(676)	(1,425)
直接材料費用及工作開支		(415)	(316)	(680)
折舊及攤銷		(113)	(93)	(202)
保險及公用開支		(55)	(51)	(107)
營業租賃租金 — 土地及樓宇		(31)	(26)	(53)
修理及維修		(43)	(31)	(81)
其他營業開支		(31)	(33)	(72)
營業溢利	4	372	255	501
財務收入淨額	5	14	1	7
營業淨溢利		386	256	508
應佔共控公司除稅後業績	9	149	117	267
除稅前溢利		535	373	775
稅項	6	(45)	(34)	(65)
本期溢利		490	339	710
應佔：				
公司股東		398	289	618
少數股東權益		92	50	92
		490	339	710
股息				
中期		108	83	83
末期 — 擬派		–	–	183
特別		416	–	–
		524	83	266
		港元	港元	港元
公司股東應佔每股盈利（基本及攤薄）	7	2.39	1.74	3.72

	二零零六年 中期 港元	二零零五年 中期 港元	二零零五年 末期 港元	二零零五年 合共 港元
每股股息	0.65	0.50	1.10	1.60
每股特別股息	2.50	0.00	0.00	0.00

發動機大修

由於工程量增加以及工種配合得宜，香港航空發動機維修服務有限公司（「香港航空發動機維修服務公司」）（公司佔百分之四十五股權）及其聯屬的新加坡航空發動機維修服務有限公司（佔百分之九股權）均於期內取得良好業績。

香港航空發動機維修服務公司已撥出港幣八千五百萬元擴建其發動機組建車間設施。新設施預期在二零零七年年底啟用。

共控公司

位於中國內地及香港的共控公司於期內表現令人滿意。

環境保護

集團繼續密切監控其業務運作對環境造成的影響，並盡一切所能減低影響的程度。集團於網站登載的環保報告內，已詳述這方面的工作。公司獲香港政府頒發「能源效益獎」。

員工

期內集團的員工數目變化如下：

	二零零六年六月三十日	二零零五年十二月三十一日	變幅
港機工程	3,819	3,757	2%
廈門太古飛機工程公司	3,410	2,945	16%
香港航空發動機維修服務公司	764	750	2%
港機工程及廈門太古飛機工程公司持有超過二成權益的其他共控公司	755	731	3%
	8,748	8,183	7%

財務回顧

資產淨值

集團的非流動資產由港幣三十四億九千五百萬元增至港幣三十六億九千萬元，主要來自港幣二億八千六百萬元資本性開支，此開支被港幣一億一千三百萬元折舊及攤銷所抵銷。資本性開支主要用於廈門第五個機庫及香港第二個機庫。集團不包括流動資金的流動資產淨值保持低水平，為港幣七千四百萬元（二零零五年十二月三十一日為港幣四千五百萬元）。

流動資金淨額及融資

集團於二零零六年六月三十日結算的存款及現金等價物淨額總計港幣九億四千二百萬元。集團產生現金的速率超出其現時再投資的承諾，資金盈餘正透過派發特別股息回報股東。

貨幣浮動

集團的收入以港幣及美元為主，開支亦如是。唯一例外是大量開支以人民幣計算及收入以美元計算的廈門太古飛機工程公司。廈門太古飛機工程公司透過以人民幣保留盈餘資金，以及採用遠期外匯合約，以減少面對人民幣兑美元匯率變動所產生的風險。

公司的股東應佔溢利包括：

	截至六月三十日止六個月		
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	變幅
港機工程在香港的業務	143	118	21%
應佔：			
廈門太古飛機工程公司	110	56	96%
香港航空發動機維修服務公司	126	100	26%
其他共控公司	19	15	27%
	398	289	38%

港機工程在香港的業務

港機工程在香港的業務包括於香港國際機場的機庫進行大型維修工程及在客貨運站進行外勤維修工程、於將軍澳進行部件大修工程，以及提供庫存技術管理服務。

外勤維修業務較二零零五年上半年增長百分之三，每日平均處理二百四十五架飛機。

上半年間，大型維修業務繁忙，售出的工時較二零零五年上半年增加百分之九，至八十九萬小時。百分之六十二的工程來自非以香港為基地的航空公司。

將軍澳設施的部件修理業務共錄得十二萬工時，與去年相符。

港機工程的庫存管理服務繼續擴展，管理的資產在二零零六年六月底達港幣一億八千六百萬元，為二十七架飛機提供服務。

港機工程位於香港國際機場第二個機庫的興建工程將於年底竣工。港機工程與香港機場管理局已達成協議，額外租用二萬六千五百五十平方米的土地，足以容納第三及第四個機庫。第三個機庫的興建工程計劃於二零零七年展開，並於二零零九年初落成，將可容納兩架廣體飛機。興建第四個機庫的時間表則尚未有定案。與香港機場管理局達成的協議，亦在符合若干條件下將港機工程的專營權由二零三一年延長至二零三六年。

廈門太古飛機工程有限公司

由於需求強大，加上第四個雙機位機庫落成，廈門太古飛機工程公司所售出的大型維修工時較去年增加百分之四十六至一百七十五萬小時。波音747-400型客機改裝貨機工程的第二及第三條改裝生產線已於期內開始運作。三條生產線將運作最少五年，以應付波音747-400型飛機改裝工程的預期需求。

廈門、上海及北京的外勤維修業務持續擴展，每日平均處理三十七架飛機。

第五個機庫的興建工程正如期進行，預計於二零零七年年中啟用。基於長期客戶對大型維修工程的持續需求，第六個機庫最近已獲批准興建，預期於二零零八年年底落成。

主席報告書

綜合業績

二零零六年上半年的公司股東應佔溢利為港幣三億九千八百萬元。數字較上年同期增加百分之三十八，主要原因是香港及廈門的大型維修業務有所增長。

董事局宣派中期股息每股港幣0.65元（二零零五年為港幣0.50元）及特別股息每股港幣2.50元，是應付即時資金需要後的現金盈餘。兩項股息定於二零零六年九月二十六日派發予於二零零六年九月十五日辦公時間結束時已名列股東名冊內的股東。股票過戶手續將於二零零六年九月十一日至十五日（包括首尾兩天）暫停辦理。

業務營運

集團現有設施的可用量已差不多全部運用，在擴展業務方面有良好的進展：

- 廈門太古飛機工程有限公司（「廈門太古飛機工程公司」）於本年初啟用的第四個機庫使用率良好，第五個機庫的興建工程正如期進行，預計於二零零七年年中啟用。第六個機庫的興建工程亦將展開，計劃於二零零八年年底前落成。港機工程於二零零六年四月購入廈門太古飛機工程公司額外百分之二股權，令其所持的權益增至百分之五十六點五五。
- 港機工程位於香港國際機場的第二個機庫預期於二零零六年年底啟用。公司亦與香港機場管理局達成協議租賃額外土地，及在符合若干條件下將其專營權由二零三一年延長至二零三六年。這將容許港機工程增建一個雙機位機庫，預計於二零零九年上半年投入運作。
- 香港航空發動機維修服務有限公司（「香港航空發動機維修服務公司」）的發動機裝建車間擴建部分將於二零零七年下半年啟用。
- 港機工程及廈門太古飛機工程公司正與廣東省機場管理集團公司，就於廣州白雲機場提供維修服務進行一項可行性研究。

為配合業務擴展，集團正進行員工招聘及培訓工作。

前景

集團的服務需求保持堅穩，本人預期集團設施在下半年將繼續有良好的使用率。

主席

唐寶麟

香港，二零零六年八月八日

摘要

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年	二零零五年	二零零五年
(港幣百萬元)			
營業總額	**1,838**	1,481	3,121
營業淨溢利	**386**	256	508
應佔共控公司除稅後業績			
– 香港航空發動機維修服務有限公司	**125**	100	229
– 其他共控公司	**24**	17	38
公司股東應佔溢利	**398**	289	618
營運業務產生的現金淨額	**449**	281	843
融資業務前的現金流入淨額	**251**	17	575
權益總額	**4,382**	3,815	4,098
(股份數目以千股計)			
平均已發行股份數目	**166,325**	166,325	166,325
(港元)			
公司股東應佔每股盈利(基本及攤薄)	**2.39**	1.74	3.72
每股股息	**0.65**	0.50	1.60
每股特別股息	**2.50**	–	–
公司股東應佔每股權益	**22.43**	19.66	21.12

附註：在二零零六年四月，集團購入廈門太古飛機工程有限公司(「廈門太古飛機工程公司」)額外百分之二權益，令其股權增至百分之五十六點五五。

目錄

設計：化美設計顧問有限公司 www.format.com.hk

本中期報告所用紙張以100%無氯漂染、50%再生木材及來自商業植林區的紙漿製成。

港機工程

股票代號：00044


ASAIR

香港飛機工程有限公司

二零零六年中期報告

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